December 23, 2010

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Trust”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 50 filed on October 4, 2010

Dear Ms. Browning:

Below is a summary of the comments I received from you on December 8, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – In the Investment Objective section for each Fund, please remove any “strategy” language that qualifies the actual objective.

Response 1:	We will consider possible changes during the Funds’ next annual update.

Comment 2:	Global Comment – Is there any recoupment privilege to, or any expenses excluded from, the Funds’ fee waivers?

Response 2:	There is no recoupment privilege to, or any expenses excluded from, the Funds’ management fee waivers.

Comment 3:	Global Comment – In the Fees and Expenses of the Fund section, please revise the Example to track the wording provided in Item 3 of Form N-1A.

Response 3:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanations contain comparable information to that shown.” We believe that our disclosure is therefore in compliance with the Form.

Comment 4:	Global Comment – In the Principal Investment Strategies section for those Funds which have a high portfolio turnover rate, please change “The Fund may engage in active and frequent trading…” to “The Fund will engage in active and frequent trading…”

Response 4:	We will consult with the applicable sub-adviser(s) and consider making this change during the Funds’ next annual update.

Comment 5:	Global Comment – For those Funds which invest primarily in investment grade fixed income debt securities, please provide an explanation as to what happens if a security falls below investment grade (e.g., sell or hold securities).

Response 5:	We will add disclosure during the Funds’ next annual update.

Comment 6:	Global Comment – Please refrain from using equivocal terms (e.g., typically, such as, for example) in the Funds’ Principal Investment Strategies. Please correct this in future filings.

Response 6:	We acknowledge this comment and will consider this principle in drafting and revising disclosure in future filings to the extent required by Rule 421(d) under the Securities Act or other applicable law.

Comment 7:	Global Comment – For those Funds which invest in U.S. dollar-denominated bonds of foreign issuers, please revise to make clear what instruments this includes (e.g., ADRs).

Response 7:	We will consider revising during the Funds’ next annual update.

Comment 8:	Global Comment – For those Funds which invest in asset-backed securities, please add disclosure regarding what assets are backing the securities and, if applicable, add the attendant risks.

Response 8:	We feel that we already have adequate disclosure in the Mortgage and Asset-Backed Securities Risk paragraphs found on pages 28 and 29 of the Prospectus.

Comment 9:	Global Comment – Securities lending should only be included if it is actually a principal investment strategy of a Fund.

Response 9:	If it is not a principal strategy for a particular Fund, we will remove such disclosure from a Fund’s strategy section during the Funds’ next annual update.

Comment 10:	Global Comment – Please add more disclosure regarding “duration” post Item 8.

Response 10:	We will consider adding additional disclosure during the Funds’ next annual update.

Comment 11:	Global Comment – Please be more specific in both the Principal Strategies and Principal Risks sections regarding the types of derivatives used and the associated risks, as well as in your post Item 8 disclosure.

Response 11:	We intend to consider possible changes to the Funds’ derivatives disclosure during the Funds’ next annual update.

Comment 12:	Global Comment – Revise Leveraging Risk to clarify whether this risk results from borrowing or investing in derivatives.

Response 12:	We will make this change during the Funds’ next annual update.

Comment 13:	Global Comment – With respect to the Average Annual Total Returns table, (i) move footnote 1 into the column as a parenthetical, and (ii) remove the italics from the after-tax returns note and move it prior to the table.

Response 13:	We will make these changes.

Comment 14:	Global Comment – The Payments to Broker-Dealers and Other Financial Intermediaries section should track Form N-1A.

Response 14:	The second sentence of Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We feel that our statement is therefore in compliance with the Form.

Comment 15:	Focused International Fund – Add disclosure to reflect that the Fund will generally invest at least 40% but, if market conditions are unfavorable, then no less than 30% in foreign issuers.

Response 15:	We feel that this disclosure is unnecessary due to the Fund’s stated investment policy of investing within specific tolerances of the EAFE Index.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from its non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from its non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Additional Investment Policies – In the Borrowings section, please revise the sentence “The Securities and Exchange Commission (“SEC”) has taken the position that certain derivatives transactions, such as entering into reverse repurchase agreements,…” “Such as” implies that all listed transactions are derivatives.

Response 2:	We will clarify the disclosure during the Funds’ next annual update.

Comment 3:	Non-Fundamental Investment Restrictions – If any Fund can pledge assets to secure borrowings it should have a 33 1/3% policy for this activity.

Response 3:	We do not believe that such a policy is required.

Comment 4:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 4:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Clerk, and Chief Legal Officer, MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company